Filed Pursuant to Rule 424(b)(3)

Registration No. 333-279771

PROSPECTUS SUPPLEMENT NO. 10

(to prospectus dated April 10, 2025)

Medicus Pharma Ltd.

1,115,500 Common Shares Issuable upon the Exercise of Warrants

This prospectus supplement amends and supplements the prospectus dated effective April 10, 2025, as supplemented or amended from time to time (the "Prospectus"), which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-279771). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 14, 2025 (the "Form 8-K"). Accordingly, we have attached the Form 8-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common shares and warrants, with an exercise price of $4.64 and expiration date of November 15, 2029 (the "Public Warrants"), are listed on The Nasdaq Capital Market ("Nasdaq") under the symbols "MDCX" and "MDCXW," respectively. On July 11, 2025, the last reported sales prices of the common shares and Public Warrants were $3.03 and $1.03, respectively.

We are an "emerging growth company" under applicable Securities and Exchange Commission rules and are eligible for reduced public company disclosure requirements.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading "Risk Factors" beginning on page 10 of the Prospectus, and under similar headings in any amendment or supplements to the Prospectus.

None of the Securities and Exchange Commission, any state securities commission or the securities commission of any Canadian province or territory has approved or disapproved of the securities offered by this prospectus supplement or the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 14, 2025.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 14, 2025

MEDICUS PHARMA LTD.
(Exact name of registrant as specified in its charter)

Ontario	001-42408	98-1778211
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

300 Conshohocken State Road, Suite 200
Conshohocken, Pennsylvania, United States 19428
(Address of principal executive offices) (ZIP Code)

Registrant’s telephone number, including area code: (610) 540-7515

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common shares, no par value	MDCX	NASDAQ Capital Market
Warrants, each exercisable for one common share at an exercise price of $4.64 per share	MDCXW	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b -2 of this chapter).

Emerging growth company ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Warrant Inducement Agreement

On July 14, 2025, Medicus Pharma Ltd. (the "Company") entered into an inducement offer (the "Agreement") with a certain accredited and institutional holder (the "Holder") to exercise existing warrants to purchase up to 1,340,000 of the Company's common shares ("Common Shares") issued on March 10, 2025 and with an exercise price of $2.80 per Common Share (the "Existing Warrants"). Pursuant to the Agreement, the Holder, upon exercise, will receive new unregistered warrants (the "New Warrants") to purchase up to 2,680,000 Common Shares upon the exercise of the New Warrants (the "New Warrant Shares"), pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended ("Securities Act").

The New Warrants, which will be issued in two series, each containing 50% of the New Warrants, will have an exercise price of $3.75 per Common Share, will be exercisable following the date of issuance and will expire on the five-year anniversary of such date. In addition, one of the series of New Warrants will contain a right for the Company to force the Holder to exercise such New Warrants, subject to certain conditions described in the New Warrants, in the event that the average VWAP of the Common Shares during any ten (10) Trading Day period shall equal or exceed $10.00. The exercise price and the number of New Warrant Shares issuable upon exercise of each New Warrant are subject to appropriate adjustments in the event of certain share dividends and distributions, share splits, share consolidations, reclassifications or similar events affecting the Common Shares. In addition, in certain circumstances, upon a fundamental transaction (as defined in the New Warrants), a holder of New Warrants will be entitled to receive, upon exercise of the New Warrants, the kind and amount of securities, cash or other property that such holder would have received had they exercised the New Warrants immediately prior to the fundamental transaction. Additionally, as more fully described in the New Warrants, in the event of certain fundamental transactions, the holders of the New Warrants will be entitled to receive consideration in an amount equal to the Black Scholes value of the New Warrants on the date of consummation of the transaction.

The closing is expected to take place on or about July 14, 2025, subject to satisfaction of customary closing conditions. Gross proceeds to the Company from the exercise of the Existing Warrants is expected to be approximately $3.75 million, prior to deducting placement agent fees as further described below. The Company intends to use the net proceeds from the offering for ongoing clinical trials, working capital and general corporate purposes, which includes costs associated with the Company's agreement to acquire Antev Limited.

The issuance of the Common Shares underlying the Existing Warrants will be qualified pursuant to the Company's Offering Statement on Form 1-A (File No. 024-12573).

The Company agreed in the Agreement to file a registration statement on Form S-1 with the Securities and Exchange Commission (the "SEC") providing for the resale of the New Warrant Shares as soon as practicable, and in any event within one-hundred and twenty (120) calendar days of the date of the Agreement (the "Initial Filing Date), and to use commercially reasonable efforts to have such registration statement declared effective by the SEC on or prior to the thirtieth (30) calendar day after the Initial Filing Date. Pursuant to the Agreement, the Company shall use commercially reasonable efforts to keep such registration statement effective at all times until the original holder of the New Warrants may sell its New Warrant Shares without volume or manner of sale limitation under Rule 144.

In connection with the transactions contemplated in the Agreement, the Company agreed to pay its inducement agent, Maxim Group, LLC, a cash fee equal to 6.0% of the gross proceeds received by the Company in the transactions contemplated by the Agreement.

The foregoing descriptions of the New Warrants and Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the New Warrants and the Agreement, forms of which are attached to this Current Report on Form 8-K as Exhibits 4.1 and 10.1, respectively.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure regarding the Existing Warrants, New Warrants and the New Warrant Shares set forth under Item 1.01 is incorporated by reference into this Item 3.02. The Company expects to issue the New Warrants in reliance on the exemption from the registration requirements of the Securities Act, provided by Section 4(a)(2) under the Securities Act in a transaction not involving a public offering. Neither the New Warrants nor the New Warrant Shares have been registered under the Securities Act, and such securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities laws.

In addition, on July 9, 2025 and July 14, 2025, pursuant to the previously disclosed Standby Equity Purchase Agreement (the "SEPA") dated February 10, 2025 between Medicus Pharma Ltd. (the "Company") and YA II PN, Ltd. ("Yorkville"), the Company sold 155,000 Common Shares to Yorkville for approximately $3.2841 per share, or approximately $509,000 in consideration and 335,000 Common Shares to Yorkville for approximately $3.0216 per share, or approximately $1,012,000 in consideration, respectively (together, the "SEPA Advances"). The Company sold, in the aggregate, 490,000 Common Shares to Yorkville through the SEPA Advances and received aggregate net proceeds of approximately $1,521,000. The Company may cause Yorkville to purchase additional Common Shares under the SEPA from time to time, subject to the satisfaction or waiver of the conditions and limitations set forth in the SEPA. The Company intends to use part of the net proceeds from the SEPA Advances to prepay a portion of the debentures the Company has outstanding with Yorkville, as described in that certain Current Report on Form 8-K dated June 20, 2025. The Common Shares were issued and sold to Yorkville in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") afforded by Section 4(a)(2) of the Securities Act. The Company is relying on this exemption from registration based in part on representations made by Yorkville in the SEPA. Yorkville may resell the Common Shares it has purchased from the Company under the SEPA from time to time pursuant to that certain effective registration statement on form S-1 (File No. 333-287582), which has been filed by the Company in accordance with its requirements under the SEPA.

This report shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
4.1	Form of New Warrant
10.1	Form of Warrant Inducement Agreement
104.1	Cover Page Interactive Data File (embedded within the inline XBRL document).

Forward-Looking Statements

Certain information in this news release constitutes "forward-looking information" under applicable securities laws. "Forward-looking information" is defined as disclosure regarding possible events, conditions or financial performance that is based on assumptions about future economic conditions and courses of action and includes, without limitation, statements regarding the closing of the Company's issuance of the New Warrants and the timing thereof, the Company's aim to fast fast-track the clinical development program and convert the SKNJCT-003 exploratory clinical trial into a pivotal clinical trial, and approval from the FDA and the timing thereof, the commencement of the SKNJCT-004 study and the potential results of and benefits of such study, the Antev transaction, including the closing of the transaction or the timing thereof, the potential benefits of the Antev transaction, if consummated, including plans and expectations concerning, and future outcomes relating to, the development, advancement and commercialization of Teverelix, and the potential market opportunities related thereto, the results of the interim analysis, which may or may not correlate with the findings of the clinical study report that will be compiled following completion of the phase 2 study, the Company's plans and expectations concerning, and future outcomes relating to, the submission and advancement of the phase 2 clinical protocol, the randomization of patients and size of the study. Forward-looking statements are often but not always, identified by the use of such terms as "may", "on track", "aim", "might", "will", "will likely result", "would", "should", "estimate", "plan", "project", "forecast", "intend", "expect", "anticipate", "believe", "seek", "continue", "target" or the negative and/or inverse of such terms or other similar expressions. These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including those risk factors described in the Company's public filings on EDGAR and on SEDAR+, which may impact, among other things, the trading price and liquidity of the Company's common shares. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof and thus are subject to change thereafter. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Readers are cautioned that the foregoing list is not exhaustive, and readers are encouraged to review the Company's long form prospectus accessible on the Company's profile on EDGAR at www.sec.gov and on SEDAR+ at www.sedarplus.ca. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MEDICUS PHARMA LTD.

By:	/s/ Raza Bokhari
Name:	Dr. Raza Bokhari
Title:	Executive Chairman and Chief Executive Officer

Dated: July 14, 2025